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David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)	(514) 731-0000
(514) 335-4035	* scott@maisonbrison.com

SR Telecom Wins $27 Million Contract in South America
airstar™ selected for urban broadband project in 20 cities

MONTREAL, May 25, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has signed a contract valued at approximately $27 million over the next three years with a leading South American telecommunications service provider. SR Telecom’s airstar broadband fixed wireless access system has been selected to enhance and expand the service provider’s broadband telecommunications network in 20 cities in South America. Deliveries and installations will commence immediately.

The customer will benefit from the airstar product’s rich feature set and efficient use of spectrum as it delivers carrier-class voice and broadband data services to small, medium, and large enterprises. With this contract, the customer will be using airstar in and around some of South America’s largest cities, including Buenos Aires, Cordoba, Mendoza and Mar Del Plata. The customer will also use airstar to backhaul cellular traffic.

“We are extremely pleased to have been selected by this valued customer to assist them in expanding their urban broadband network,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “This substantial contract win underscores the satisfaction of our customers with our broadband technology. With our other recent successes in the region, we are clearly building an impressive market presence in Latin America.”

About airstar
airstar is a high-capacity, carrier-class broadband fixed wireless access solution designed to solve the last-mile bottleneck. It is deployed quickly and economically handles a wide range of communication services for businesses and mobile backhaul. airstar delivers a vast range of applications and services, provide bandwidth-on-demand, and allows for over-subscription of available spectrum.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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